[redacted]

AB* 3/10

08028246

SEC Mail Processing Section

FEB 29 2008

Washington, DC 103

UNIT SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BELLE HAVEN INVESTMENTS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 GREENWICH OFFICE PARK
(No. and Street)

GREENWICH	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN SCHUM (203) 413-4240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I STEPHEN SCHUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BELLE HAVEN INVESTMENTS, L.P., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

EMILY PULICE
NOTARY PUBLIC
State of Connecticut
My Commission Expires
August 31, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BELLE HAVEN INVESTMENTS, L.P. AND SUBSIDIARY
(A LIMITED PARTNERSHIP)

****

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

****

Belle Haven Investments, L.P. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2007

Assets		
Cash	$	234,984
Receivable from broker-dealers		1,100
Management fees receivable		221,510
Securities Owned		
Marketable, at market value		668,463
Not readily marketable, at estimated fair value		44,639
Secured demand note		275,000
Accounts receivable		6,116
Interest receivable		5,339
Furniture, equipment and leasehold improvments, net		46,327
Inventory		146,580
Other assets		101,234
Total assets	**$**	**1,751,292**
Liabilities and Partners' Capital		
Liabilities		
Payable to clearing broker	$	101,221
Securities sold, not yet purchased, at market value		107,538
Accrued expenses and other liabilities		158,194
		366,953
Liabilities subordinated to claims of general creditors		275,000
Commitments		
Partners' capital		1,109,339
Total liabilities and partners' capital	**$**	**1,751,292**

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization

Belle Haven Investments, L.P. (the "Company") is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), specializing primarily in U.S. government, municipal and equity securities.

The Company operates under a clearance agreement with another broker whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits), as defined in the agreement.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, BH Sales & Marketing LLC (the "Subsidiary"). The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment management. BH Sales & Marketing LLC provides liquidation services to manufacturers with excess inventories. Income from this activity is reflected in income from other operations on the statement of operations. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Transactions
Trading and investment securities, consisting primarily of state and municipal obligations and corporate stocks, are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management at an amount not greater than cost.

Accounts Receivable
Accounts receivable consist of trade receivables recorded at original invoice amounts. Trade credit is generally extended on a short-term basis; thus, trade receivables do not bear interest although a finance charge may be applied to receivables that are past due. Trade receivables are periodically evaluated for collectibility based on past credit histories with customers and their current financial condition. The Company generally does not require collateral for trade receivables. Accounts receivable that are deemed uncollectible are offset against the allowance for doubtful accounts.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from five to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

Merchandise Inventory
Merchandise inventories are valued at the lower of cost (determined on a first-in first-out basis) or market. Shipping and handling costs are included in cost of goods sold.

Income Taxes
As a partnership, the Company is not liable for federal or state income taxes. Each partner is responsible to report separately his or her distributive share of partnership income or loss to tax authorities. It is currently anticipated that amounts to be withdrawn by the partners to meet their income tax liabilities will not significantly affect the financial condition of the Company. The Subsidiary is taxed as a partnership, and its distributive share of partnership income or loss is reportable on the Company's tax return.

Guaranteed Payments to Partners
Guaranteed payments to partners that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as allocations of partnership net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the partnership, but rather, as part of the allocation of net income.

Statement of Cash Flows
For purposes of the consolidated statement of cash flows, the Company has defined cash equivalents as highly liquid investments purchased with original maturities of ninety days or less, that are not held for sale in the ordinary course of business.

3. Securities Owned and Sold, Not Yet Purchased

Securities owned consist of trading and investment securities as follows:

	Owned	Sold, Not Yet Purchased
Obligations of U.S. government	$ 169,581	
State and municipal obligations	213,016	$ 107,538
Corporate debt	131,358	
Equities	121,008	
Options	33,500	
	$ 668,463	$ 107,538

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2007, these securities at estimated fair values consist of the following:

Corporate stock	$ 41,839
Collateralized mortgage obligations	2,800
	$ 44,639

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$ 416,492
Leasehold improvements	80,981
	497,473
Accumulated depreciation and amortization	(451,146)
	$ 46,327

5. Line of Credit

At December 31, 2006, the Subsidiary had a $500,000 revolving line of credit with Bank of America, N.A. The line of credit expired on January 31, 2007. The Company did not renew thereafter.

6. Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreement at December 31, 2007 are as follows:

Secured Demand Note Collateral Agreement 8% per annum, due May 31, 2008	$ 275,000

The loans are subordinated to claims of all general creditors and have been approved by the FINRA and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. In addition, the Company must satisfy the debt-equity ratio requirement that the ratio not exceed 70% for a period in excess of 90 days. At December 31, 2007, the Company's debt-equity ratio was 20%.

7. Payable to Clearing Broker

The payable to clearing broker consists of the following:

Payable to clearing broker	$ 58,373
Transactions not yet due for settlement	42,848
	$ 101,221

8. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2007, the Company had net capital, as defined, of $645,851, which exceeded its required net capital of $100,000 by $545,851. At December 31, 2007, the Company had aggregate indebtedness of $155,434. The ratio of aggregate indebtedness to net capital was .24 to 1.

9. Leases

The Company is obligated under operating lease agreements for its office premises. The lease originally set to expire June 30, 2004 at an annual rental of $169,053 which had been extended through August 31, 2008, will be terminated effective February 29, 2008. As of January 29, 2008, the Company entered into a new lease for office premises that expires on May 31, 2015 and provides for a renewal option for one five-year term. Upon execution of the lease, the Company paid $23,880 as a security deposit and $10,000 toward improvements. An additional $10,000 toward improvements will be paid in equal installments over a one-year period beginning June 1, 2008 with interest thereon at the rate of 8% per annum.

The lease is subject to escalation charges based on increases in real estate taxes and common area maintenance. Future minimum annual rental payments are as follows:

Year Ending December 31,	
2008	$ 94,482
2009	95,520
2010	99,003
2011	101,490
2012	101,490
Thereafter	257,208
	$ 749,193

10. Section 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company does not match employee deferrals.

11. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

The Company's trading activities include the purchase and sale of commodities futures and option contracts. These transactions are executed at another broker and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company, as a part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company transacts its business with customers located throughout the United States.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits at a bank. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2007, the Company had $35,254 in excess of FDIC insured limits.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at a brokerage firm. The accounts at the brokerage firm contain cash and securities. Balances are insured up to $500,000, with a limit of $100,000 for cash, by the Securities Investor Protection Corporation (SIPC). The brokerage firm provides additional protection on terms similar to SIPC for account net equity in excess of $500,000 through a commercial insurer.

12. Letter of Credit

In lieu of a security deposit for the rental of its Connecticut office, the Company obtained an irrevocable letter of credit. This letter of credit expires at the end of the lease on February 29, 2008 to coincide with the lease extension. The amount available under the letter of credit is $38,658.

13. Commitments

On June 18, 2007 the Company entered into a commission payout agreement with a departing broker. Under this agreement, the Company is obligated to pay to the departing broker an amount equal to 25% of gross revenues produced from certain accounts for an earn out period of two years commencing June 18, 2007. Amounts shall be paid monthly.

* *

The Company's Statement of Financial Condition as of December 31, 2007 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditors' Report

To the Partners
Belle Haven Investments, L.P.

We have audited the accompanying consolidated statement of financial condition of Belle Haven Investments, L.P. (a limited partnership) and Subsidiary together (the "Company") as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Belle Haven Investments, L.P. and Subsidiary as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 22, 2008

END